UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 000-030813

UMeWorld, Limited
(Translation of registrant’s name into English)

66 West Flagler Street, 9th Floor

Miami, Florida 33130

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 10, 2023, UMeWorld Limited (the “Company”) issued a press release announcing the authorization of two corporate actions, approved pursuant to majority shareholder and directors resolutions (altogether, the “Resolutions”). In accordance with the Resolutions, the Company will begin a process of domestication, changing the corporate domicile of the Company from the British Virgin Islands to the United States (the “Domestication”). The Company has been further authorized under the Resolutions to issue 2,000,000 ‘Series A Preferred’ shares, pursuant to an intended Series A raise (“Issuance Authorization”). The corporate actions are taken with a view to the furtherance of anticipated key Company acquisitions.

Exhibit No.	Description
99.1	Press Release - UMeWorld Limited Executing Key Acquisition Corporate Actions

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMeWorld, Limited

October 12, 2023	By:	/s/ Michael Lee
Michael Lee Chief Executive Officer and Chairman of the Board

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